

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-Mail
Mr. Vincent A. Paccapaniccia
Chief Financial Officer
CSS Industries, Inc.
1845 Walnut Street
Philadelphia, Pennsylvania 19103

>    **Re:    CSS Industries, Inc.**
>    **Form 10-K for the Year Ended March 31, 2011**
>    **Filed May 26, 2011**
>    **File No. 001-02661**

Dear Mr. Paccapaniccia:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Linda Cvrkel

                                        Linda Cvrkel
                                        Branch Chief